SUPPORTING DOCUMENT 5
CITO RESEARCH PARTNERSHIPS PROGRAM
COLLABORATIVE RESEARCH AGREEMENT

This Agreement is made this day of , 2002 (the "Effective Date")
BETWEEN:	Communications and Information Technology Ontario (hereinafter referred to as "CITO");

AND:	Micromem Technologies Inc. (hereinafter referred to as the "Business Partner");

AND:	The Governing Council of the University of Toronto (hereinafter referred to as the "University");

AND:	Dr. Harry Ruda (hereinafter referred to as "Project Leader"),

collectively, the "Parties"

In accordance with the terms of the University Collaboration Agreement (the "UCA"), CITO is pleased to provide $308,000 to the University for the support of the research project being led by the Project Leader entitled "High Density Magnetic Memory Device Development" (the "Project") for the period of April 1, 2003 to March 31, 2005. An additional contribution will also made by the Business Partner in the amount of $$92,000 in cash and $97,600 in-kind. These amounts are to be applied to the Project expenses as set out in the project proposal, proposal revisions, and project budget authorization found in Schedule A attached hereto.
1.

"Intellectual Property" shall mean any technology, invention, formula, method, development, computer software (including source code and all related documentation), process, know how, pattern, machine, device manufacture, composition of material, compilation of information, data, database or any improvement thereof, and including all related rights such as patents, copyrights, trade secrets, trade-marks and other proprietary rights, which was reduced to practice using funds provided under this Agreement. Intellectual Property will be owned by the University and/or Project Leader in accordance with the University's intellectual property policy, subject to the rights and interests of the Business Partner as set forth in this Agreement.

2.

In any event, the University shall retain a non-exclusive, royalty-free, worldwide, perpetual license to use Intellectual Property for its research, teaching and administrative purposes, subject to the rights and interests of the Business Partner as set forth in this Agreement.

3.	No rights or licenses are granted by the Parties to the others in any background intellectual property.

4.

Provided that the Business Partner is in compliance with the provisions of this Agreement, the Business Partner shall also have the right to a fully paid, non-commercial, royalty-free, perpetual license to make, use, copy, modify, and develop the Intellectual Property for internal research and development purposes. Provided that the Business Partner is in compliance with the provisions of this Agreement, the Business Partner shall have the option (for no additional consideration except Royalty payments as provided below) to an exclusive, world-wide and perpetual commercial license ("Commercial License") for the use of the Intellectual Property as set forth in section 8 below. The Business Partner may exercise such right within 6 months of the completion of the Project by providing notice in writing to the other parties and the Commercial License shall be effective from such date on the terms set forth in this agreement.

5.	The parties shall finalize and execute an agreement in writing for the Commercial License (the "CLA") within 60 days of such notice on the terms set forth in this agreement.

6.

Any future license rights and royalty obligations shall cease in the event that certain minimum sales and/or sub-licensing performance targets, to be negotiated and set forth in the CLA, are not reached over stipulated periods of time.

7.	An annual royalty (the "Royalty") shall be payable to CITO, on the following terms:

(i)

where the Business Partner receives revenues ("Product Sales") from the manufacture and sale of products incorporating the Intellectual Property, the Royalty shall be ****% of such portion of the Business Partner's Product Sales that is directly and specifically allocable to the Intellectual Property component of the Business Partner's product, and such allocation shall be based upon the ratio of the **** over ****; and

(ii)

where the Business Partner receives revenues ("Sub-license Revenues") from the sub-licensing of the Intellectual Property where no manufacturing costs are incurred by or on behalf of the Business Partner, the Royalty shall be a percentage to be negotiated, but which in no event shall exceed ****%, of the Business Partner's Sub-license Revenues (with consideration being given to costs incurred by the Business Partner directly related to the sub-license or sub-licenses of the Technology); and

(iii)

The Royalty rate shall decrease to ****% immediately when the aggregate of all royalty payments to CITO by the Business Partner in respect of any technology funded by CITO equals $****. The Business Partner's obligation to make any Royalty payments shall cease in respect of Product Sales or Sub-license revenues received following the expiry of any patents issued in Canada or the United States in connection with the Intellectual Property.

8.

Permitted uses of the Intellectual Property under the Commercial License shall consist of the use, development, design, manufacture, license, sub-license and sale of memory cells and data storage devices incorporating the Intellectual Property exclusively throughout the world.

9.

For further clarity, it is agreed that nothing in this Agreement nor any document or agreement referenced in this Agreement conveys any rights or interests in Micromem's Background Technology from Micromem and/or its affiliates to the other parties to this Agreement, and that Intellectual Property shall exclude Micromem's Background Technology. "Micromem's Background Technology" means any technology, invention, formula, method, development, computer software (including source code and all related documentation), process, know how, pattern, machine, device manufacture, composition of material, compilation of information, data, database or any improvement thereof, and including all related intellectual property rights such as patents, copyrights, trade secrets, trade-marks and other proprietary rights, which are, in whole or in part, conceived or reduced to practice by or on behalf of the Business Partner and/or its subsidiaries and affiliates without using funds provided by CITO under this agreement.

10.

In the event that, within 90 days of completion of development of the Intellectual Property or any portion of the Intellectual Property that is patentable, CITO does not make an application for patent in respect of the same, Business Partner shall have the exclusive right to file patent applications in respect of the same in such jurisdictions as it deems necessary. The Project Leader and such other persons who are by law deemed to be inventors of the Intellectual Property shall be named as the inventor or inventors under any patent application in respect of the Intellectual Property. Upon request from one of Business Partner and CITO to the other, the other party shall certify forthwith in writing as to whether a patent application has been or will be made for a particular Intellectual Property or portion of the Intellectual Property in each jurisdiction named in the request.

If the option to enter into a Commercial License is exercised by the Business Partner, the terms of such a license agreement shall subject to the requirements set forth in this Agreement:

	a.	be in substantially the same form as prescribed by the UCA;

	b.	meet CITO's obligations arising from its contract with the Province of Ontario for commercialization for the benefit of Ontario; and

	c.	include performance standards which must be met on a periodic basis.

11.

This Agreement and the Schedules attached hereto constitute the entire agreement between the Parties. Changes to the terms and conditions of this Agreement and/or the Schedules require the written consent of all Parties. The provisions of the UCA, to the extent the same do not conflict with the provisions of this Agreement, shall apply to the Project and bind the Project Leader, the University and CITO in respect I thereof in accordance with its terms. In the event of a conflict between the provisions of the UCA and the provisions of this Agreement, the provisions of this Agreement shall prevail to the extent of such conflict.

* Material contained at this place in the document has been omitted pursuant to a request fcr confidential treatmnt and such material has been separately filed with the Securities and Exchange Commission.

12.

The Parties may disclose confidential information one to the other to facilitate work under this Agreement. Such information ("Confidential Information") shall be so identified in writing at the time of its transmittal, or so reduced to writing within ten (10) days thereafter, and shall be safeguarded and not disclosed to third parties by the receiving party. Confidential Information shall not include information that: (a) is already known to the party to which it is disclosed; (b) is or becomes part of the public domain without breach of this Agreement; or, (c) is obtained from third parties which have no obligations to keep confidential to the parties to this Agreement. Confidential Information shall be retained in confidence, disclosed only to research participants on a need-to-know basis, and used only in connection with the Project. The recipient shall use the same degree of care as it uses to protect its own confidential information of a similar nature.

13.

The Business Partner's cash contribution will be payable to CITO against invoices provided by CITO. The agreed to contribution of $92,000 will be billed to the Business Partner once this Agreement has been signed by all Parties according to the following schedule:

	Invoice Issue Date	Invoice Total
	April 1, 2003	$46,000
	April 1, 2004	$46,000

14.

The Project Leader agrees to inform the Parties, in writing with complete particulars, about Intellectual Property arising from the Project that may require legal protection before public disclosure. The Business Partner and CITO shall have 20 working days to respond to such written notification, based on their respective reviews of the results of the Project for potential business benefits or commercialization and to ensure that confidential information has not been included. The failure of CITO or the Business Partner to respond shall be deemed to be such party's approval of the disclosure. If CITO, or the Business Partner under the terms hereof, elects to file for protection of the Intellectual Property, the Project Leader will delay publication or disclosure for a period of sixty (60) days from the receipt of CITO or the Business Partner's written request. The Project Leader agrees that, if in doubt about the potential for legal protection, the Project Leader will consult the Business Partner, the University and CITO about the matter.

15.	The Project Leader agrees to ensure that every University research participant in the Project shall execute and deliver to CITO an acknowledgement and acceptance of the terms of this Agreement.

16.	Nothing in this Agreement constitutes a waiver of any moral rights of the Project Leader or other research participants in the Intellectual Property.

17.	The Parties make no expressed or implied warranties or representations about the commercial quality or fitness of the Intellectual Property for any particular purpose.

18.

The Parties are not and shall not be considered to be joint venturers, partners or agents of each other and neither of them shall have the power to bind or obligate the other except as set forth in this Agreement. The Parties mutually covenant and agree that neither shall they, in any way, incur any contractual or other obligation in the name of the other, nor shall they have liability for any debts incurred by the other.

19.

This Agreement and all its rights and privileges hereunder may not be assigned by any party without the prior written consent of the others. This Agreement and everything herein contained shall inure to the benefit of and be binding upon each of the parties hereto and upon their respective successors and permitted assigns.

20.	Notices under this Agreement will be sent to the parties as follows:

To CITO:	To Business Partner:

36 Steacie Drive	Micromem Technologies Inc.
Kanata, Ontario	777 Bay Street, Suite 1910
K2K-2A9	Toronto, Ontario M5G-2E4
Attn: Mr. Martin Croteau	Attn: Mr. Manoj Pundit
Ph: 416-978-7204 Fax: 416-978-7207	Ph: 416-364-6513 Fax: 416-360-4034

To University:	To Project Leader:

University of Toronto	Dr. Harry Ruda
Research Services	Energenius Chair in Advanced Nanotechnology
27 King's College Circle	Dept. of Metallurgy & Materials Science
Toronto, Ontario M5S 1A1	University of Toronto
Attn: Ms. Gillian Pearson, Contracts Officer	Wallberg Building, Room 3
Ph: 416-978-6927	184 College Street
Toronto, Ontario M5S-1A4
Ph: 416-946-3913 Fax: 416-978-4155

21.	This Agreement shall be governed by and construed in accordance of the laws of the Province of Ontario.

Accepted and agreed by:
CITO	Business Partner - Micromem Technologies Inc.

(signed)	(signed)
Name: Dr. Darin P.W. Graham	Name: Joseph Fuda
Title: President and CEO	Title: CEO
CITO - Communications and Information Technology Ontario	Date: December 10/02

University - University of Toronto	Project Leader

(signed)	(signed)
Name: Peter B. Munsche	Name: H. E. RVDA
Title: Assistant Vice-President	Title: Prof.
Technology Transfer	Date: December 10/02
Date: December 12, 2002

Research Participants

I, having read the Agreement, hereby agree to act in accordance with all the terms and conditions herein.

Name: Date:	Name: Date:	Name: Date:	Name: Date:

Name: Date:	Name: Date:	Name: Date:	Name: Date:

SCHEDULE A

Enclosed in this Schedule A are the following:

        l. A copy of the original research proposal for the specific research project entitled "High Density Magnetic Memory Device Development" (excluding the "personal data" portion of the proposal);

        2. A copy Dr. Harry Ruda's revised yearly research budgets for the Project-one budget for CITO's contribution, and one budget for the Business Partner's contribution;

        3. A copy of the Revised milestones for the Project against which it will be evaluated; and